MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2300, 250 - 5th Street, SW
Calgary, AB, T2P 0R4
Tel: (403) 264-9888 Fax: (403) 770-8855

2.	Date of Material Change

February 1, 2012

3.	News Release

A news release dated February 1, 2012, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canadian disclosure package) on February 1, 2012 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 1, 2012, TransGlobe announced it has entered into an agreement with a syndicate of underwriters, co-led by Scotiabank and Macquarie Capital Markets Canada Ltd., under which the members of the syndicate have agreed to purchase for resale, on a bought-deal basis, CDN$85.0 million aggregate principal amount of 6% convertible unsecured subordinated debentures (the "Debentures") of TransGlobe. In addition, TransGlobe has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional CDN$12.75 million aggregate principal amount of Debentures, which expires 30 days after closing.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 770-8855.

9.	Date of Report

February 2, 2012

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
CDN$85.0 MILLION BOUGHT-DEAL FINANCING

TSX: “TGL” & NASDAQ: “TGA”

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta, February 1, 2012 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announced it has entered into an agreement with a syndicate of underwriters, co-led by Scotiabank and Macquarie Capital Markets Canada Ltd., under which the members of the syndicate have agreed to purchase for resale, on a bought-deal basis, CDN$85.0 million aggregate principal amount of 6% convertible unsecured subordinated debentures (the “Debentures”) of TransGlobe (the “Offering”). Closing of the Offering, which is subject to customary conditions and approvals, including approval of the Toronto Stock Exchange and the NASDAQ and, among other things, review of final Debenture documentation by the Company's senior lender, is expected to occur on or about February 22, 2012. TransGlobe has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional CDN$12.75 million aggregate principal amount of Debentures. This option is exercisable, in whole or in part, by the underwriters, in their sole discretion, at any time up to 30 days after closing. The maximum gross proceeds raised under the Offering will be CDN$97.75 million, should the over-allotment option be exercised in full.

The proceeds of the Offering will be used to pursue new business development opportunities including adding new acreage through farm-in arrangements, bid rounds or acquisitions.

The Debentures have a face value of $1,000 per debenture, a coupon of 6.00%, a maturity date of March 31, 2017 and will be convertible into common shares of the Company ("Common Shares") at the option of the holder at a conversion price of CDN$15.10 per Common Share, representing a conversion premium of approximately 45 percent to the closing price of the Common Shares on the TSX on February 1, 2012. The Debentures will pay interest semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The Debentures will not be redeemable by TransGlobe on or before March 31, 2015, other than in limited circumstances in connection with a change of control of TransGlobe. On and after March 31, 2015 and prior to March 31, 2017, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice, at a redemption price equal to the principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for redemption, provided that the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. In the event that a holder of Debentures exercises their conversion right, including following a notice of redemption by the Company, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the latest interest payment date to the date of conversion.

The Debentures will be direct, unsecured obligations of TransGlobe, subordinated to all other liabilities of the Company, except liabilities which by their terms rank equally with or subordinate to the Debentures. The Debentures will rank equally with one another and all additional unsecured subordinated indebtedness issued by the Company from time to time.

The Debentures will be offered in all of the Provinces of Canada pursuant to a short form prospectus and to “qualified institutional buyers” in the United States pursuant to the registration exemptions provided by Rule 144A of the United States Securities Act of 1933, and internationally on a private placement basis.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Global Select Market under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, statements concerning the anticipated closing date of the Offering. The forward-looking statements are based on certain key expectations and assumptions made by TransGlobe, including the anticipated receipt of regulatory approvals and the approval of the Toronto Stock Exchange and the NASDAQ. Although TransGlobe believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because TransGlobe can give no assurance that they will prove to be correct. The closing of the Offering could be delayed or the Offering may not close at all if the required approvals are not obtained on a timely basis or some other condition to the Offering is not satisfied. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

This news release is not for dissemination in the United States or to any United States news services. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.262.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com